

January 5, 2015

Via E-Mail
Iryna Clark
Chief Executive Officer
Lockbox Link, Inc.
13708 Ruette Le Parc #C
Del Mar, CA 92014

> **Re: Lockbox Link, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 16, 2014**
> **File No. 333-198677**

Dear Ms. Clark:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, references to prior comments are to those issued in our letter dated October 8, 2014.

General

1. We note your response to prior comment 2 and the responsive disclosure added to the filing. Please also briefly discuss the prohibition on the use of Form S-8 by shell companies.

Risks Related to this Offering

We are selling up to 944,500 shares of our common stock…, page 15

2. We note your response to prior comment 10. Please revise to remove the statements in the risk factor that the shares of common stock are being sold on a self-underwritten basis.

Description of Business, page 17

3. You disclose that your software will offer users modifiable transaction templates. As previously requested in prior comment 11, please revise to disclose how you will obtain and develop these agreements and whether you will consult with attorneys and licensed real estate professionals.

Plan of Distribution

Resale Offering, page 21

4.   Please revise the statements in this section regarding the ability of security holders to sell
        their shares in reliance on Rule 144 to clarify, as you have elsewhere in the filing, that the
        Rule 144 safe harbor is not available for resales of shell company securities.

Exhibits

5.   We are reissuing prior comment 14. Please tell us what consideration you gave to filing
        your agreements with your third-party data center providers as exhibits to your
        registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

        Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at
(202) 551-3483, with any other questions. If you require further assistance, please contact
Barbara C. Jacobs at (202) 551-3730.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor

cc: Via-Email
        Ryan Anderson, Esq.
        The Moores Law Group, LLP